Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
[The email below was provided to Siebel’s Sales organization for further distribution and posted to the company’s internal website on September 15, 2005]
Dear [insert prospect name]:
This week, Oracle announced the signing of a definitive agreement to acquire Siebel Systems. This is exciting news for us at Siebel as well as Oracle.
In recognition of the industry and product leadership Siebel has built over the years, Oracle has stated their intentions to make Siebel’s products and services the centerpiece of its CRM strategy and will depend on Siebel to ensure the long-term success of Oracle’s customer-facing applications. Oracle has announced its plans to continue supporting Siebel’s technology partners and maintain support for Siebel applications running on heterogeneous databases to serve customer needs.
However, that’s the future. What you are contemplating now is the impact of CRM on your business today. The Oracle-Siebel business combination should only strengthen your resolve to go with the best CRM solution on the market.
Siebel CRM has proven, outstanding business outcomes: it is a solution that pays for itself through clear and repeatable benefits. Don’t just take my word for it. In a recent Nucleus Research analysis, Siebel scored the highest marks in business impact when matched against any other enterprise software application — including CRM and ERP — or any other CRM on demand vendor. Oracle will provide seamless continuity as they continue to develop and enhance Siebel’s CRM and analytics solutions to add new, compelling functionality designed for intelligent, real-time, proactive decision-making.
I might ask, how can you afford not to deploy Siebel now? Especially since Siebel will be the centerpiece of Oracle’s CRM investments going forward. It’s a win-win for your company and for Siebel to move forward today.
I’d like to talk to you soon about the potential benefits of the Oracle-Siebel business combination for your business. I will contact you next week to set up a convenient time.
Sincerely,
[Insert Your Name]
[Insert Your Contact Information]
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE

ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.